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SEC FILE NUMBER
8-68401

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

APR 04 2022

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Harbor View Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

822 A1A N, Ste. 200
(No. and Street)

Ponte Vedra Beach	FL	32082
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michelle McCullough	904-466-3163	mmccullough@hvadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions, CPA & Associates
(Name – if individual, state last, first, and middle name)

4920 West Cypress St., Ste. 102	Tampa	FL	33607
(Address)	(City)	(State)	(Zip Code)

4/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Carolyn Mathis, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Harbor View Advisors, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LORI JEAN ADAMS
MY COMMISSION # GG 298798
EXPIRES: April 10, 2023
Bonded Thru Notary Public Underwriters

Signature: [signature]

Title:
Chief Compliance Officer & CEO

Lori Jean Adams 3/25/22
Notary Public

SIGNER APPEARED BY means of physical presence

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HARBOR VIEW ADVISORS, LLC

REPORT PURSUANT TO RULE 17A-5
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2021

CONTENTS

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Harbor View Advisors, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Harbor View Advisors, LLC as of December 31, 2021, the related statements of operations and changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Harbor View Advisors, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Harbor View Advisors, LLC's management. Our responsibility is to express an opinion on Harbor View Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Harbor View Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Per Uniform Net Capital Rule 15c3-1, Statement on Exemption from the Computation of Reserve Requirements (exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Harbor View Advisors, LLC's financial statements. The supplemental information is the responsibility of Harbor View Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Per Uniform Net Capital Rule 15c3-1, Statement on Exemption from the Computation of Reserve Requirements (exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as Harbor View Advisors, LLC's auditor since 2021.

Assurance Dimensions
Margate, Florida
March 31, 2022

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Harbor View Advisors, LLC
Statement of Financial Condition
As of December 31, 2021

Assets	
Cash and cash equivalents	$ 824,945
Accounts receivable from customers	539,387
Prepaid expenses	131,241
Other receivables (Note 8)	73,489
Fixed assets, net (Note 3)	0
Right of use asset (Note 5)	30,480
Due from related party (Note 4)	3,025
Total assets	$ 1,602,567

Liabilities & Member's Equity	
Accounts payable	$ 51,768
Accrued liabilities	18,772
Lease liability (Note 5)	27,268
Pension payable (Note 6 and Note 7)	408,318
Total liabilities	506,126
Member's equity	1,096,441
Total liabilities & member's equity	$ 1,602,567

The accompanying notes are an integral part of this financial statement

Harbor View Advisors, LLC
Statement of Operations
For the Year Ended, December 31, 2021

Revenue	
Services	$ 5,751,039
Reimbursed expenses	18,413
Total revenue	5,769,452
Expenses	
Salaries & related costs (Note 6 and Note 7)	4,517,808
Executive compensation	285,000
Computer & internet expenses	203,115
Professional fees	187,494
Advertising & promotion (Note 1)	139,523
Other general & administrative (Note 4)	133,300
Lease cost (Note 5)	113,950
Meals & entertainment	87,955
Insurance	55,332
Travel	42,494
Telephone	24,065
Regulatory expense	19,258
Depreciation	9,195
Dues & subscriptions	1,231
Total expenses	5,819,720
Other Income	
Loan forgiveness (Note 8)	256,361
Interest income	70
	256,431
Net Income	$ 206,163

The accompanying notes are an integral part of this financial statement

Harbor View Advisors, LLC
Statement of Changes in Member's Equity
For the Year Ended, December 31, 2021

Member's Equity as of January 1, 2021	$ 750,355
Capital withdrawals	(105,000)
Capital contributions	244,923
Net income	206,163
Member's Equity as of December 31, 2021	$ 1,096,441

The accompanying notes are an integral part of this financial statement

Harbor View Advisors, LLC
Statement of Cash Flows
For the Year Ended, December 31, 2021

Cash Flows From Operating Activities:	
Net income	$ 206,163
Adjustments to reconcile income to net cash used in operating activities:	
Depreciation	9,195
Gain on forgiveness of loan	(256,361)
Changes in operating assets & liabilities:	
Accounts receivable from customers	(159,812)
Prepaid expenses	(86,437)
Due from related party	(1,675)
Accounts payable & accrued liabilities	(631)
Pension payable	105,029
Change in right of use asset and lease liability, net	(1,336)
Net used in operating activities	(185,865)
Cash Flows From Financing Activities:	
PPP loan	256,361
Capital contributions	244,923
Capital withdrawals	(105,000)
Net cash provided by financing activities	396,284
Net increase in Cash & Cash Equivalents	210,419
Cash and Cash Equivalents at Beginning of Year	614,526
Cash and Cash Equivalents at End of Year	$ 824,945

The accompanying notes are an integral part of this financial statement

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Harbor View Advisors, LLC (the Company) is a broker-dealer, formed in July 2009, and specializing in investment banking services. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective October 8, 2010. The Company provides a range of advisory services for public and privately-held businesses at varying stages of development. The Company focuses on strategic consulting and advisory services in connection with mergers and acquisitions, fairness and solvency opinions, valuations, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of both equity and debt capital. The Company has only one class of member's equity.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Accounts Receivable from customers

Accounts receivable from customers are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Management believes that the accounts recorded are fully collectable and are therefore stated at net realizable value at December 31, 2021. Accordingly, management has not recorded an allowance for doubtful accounts as of December 31, 2021.

Included in accounts receivable from customers as of December 31, 2021 is $456,191 in unbilled revenue, which represents amounts earned but not yet billed to customers.

Revenue Recognition

The Company recognizes revenue in accordance with ASC-606, *Revenue from Contracts with Customers*. Services from contracts with customers includes advisory services income and transaction success fees. The recognition and measurement of revenue is based on the assessment of individual contract terms.

Revenue for mergers and acquisitions (M&A) advisory services is generally recognized over time throughout the term of the engagement as this performance obligation is met.

As additional consideration for the M&A advisory services noted above, the Company receives transaction success fees based on the completion of a transaction. Success fees generally are variable, often based on the transaction price. Revenue for transaction success fees are recognized only upon the completion of a transaction. Earnouts and other delayed payments are estimated and recognized in the year they are deemed likely to be realized. Certain expenses are reimbursed by customers and included in revenue.

Revenue from the top three customers accounted for approximately 55% of total revenue for the year ended December 31, 2021. The following table presents the breakdown of M&A advisory services revenue:

The following table presents the breakdown of Services revenue for the year ended December 31, 2021:

	2021
Advisory Services	$ 1,150,000
Transaction Success Fees	4,601,039
Total Services Revenue from Contracts with Customers	**$ 5,751,039**

Advertising and Promotion

Advertising and promotion costs are charged to operations as incurred. For the year ended December 31, 2021, advertising and promotion expense totaled $139,523.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are ultimately reflected in the tax return of the Company's sole member.

Income Taxes (continued)

The Company assesses its tax positions in accordance with *Accounting for Uncertainties in Income Taxes* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. The Company does not have any tax examinations in process.

Tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Interest and penalties related to uncertain tax positions, if any, are classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years for software, furniture and equipment and the shorter of the life of the asset or the expected term of the lease for leasehold improvements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases

The Company determines if an arrangement is a lease or contains a lease, at inception of a contract and when the terms of an existing contract are changed. Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. However, the Company in general is not reasonably certain to exercise options to renew or terminate, and therefore renewal and termination options are not considered in the lease term or the right-of-use asset and lease liabilities balances.

Judgments are used in determining the appropriate discount rate used to measure the lease liability. Given there are no explicit rates provided in the lease, the incremental borrowing rate ("IBR") is used. The IBR is derived from the average interest rate on commercial real estate loans provided at traditional banks. The company will fall at the lower interest rate range because there is no outstanding debt.

Pension Plans

The Company sponsors two funded defined benefit pension plans for eligible employees who are 21 years of age with one or more years of service and who are not covered by collective bargaining agreements. Benefits paid to retirees are based on age at retirement, years of credited service, and average compensation. The Company's funding policy is to contribute the larger of the amount required to fully fund the plan's current liability or the amount necessary to meet the funding requirements, as defined by the Internal Revenue Code.

In addition, the Company sponsors an unfunded Executive Pension Plan. This plan is nonqualified and provides certain key employees defined pension benefits that supplement those provided by the Company's other retirement plans.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that Net Capital, as defined, shall be at least the greater of $5,000 or one-fifteenth (one-eighth for the initial year and one-fifteenth thereafter) of Aggregate Indebtedness, as defined. At December 31, 2021, the Company's Net Capital was $346,088 which exceeded the requirements by $314,164 and the ratio of Aggregate Indebtedness to Net Capital was 1.38363 to 1.

NOTE 3. PROPERTY & EQUIPMENT

Property & equipment at December 31, 2021 consisted of:

Furniture & equipment	$ 160,761
Leasehold improvements	101,526
Software	4,004
	266,291
Less: accumulated depreciation	(266,291)
Total fixed assets, net	$ 0

Depreciation expense was $9,195 for the year ended December 31, 2021.

NOTE 4. RELATED PARTY TRANSACTIONS

The Officers of Harbor View Advisors, LLC obtained a 40% interest in Antisyn in 2014. Antisyn provides outsourced IT Services to Harbor View Advisors, LLC. For the year ending December 31, 2021, Harbor View Advisors, LLC made payment to Antisyn totaling $19,400 for services and $22,829 for equipment.

The Officers of Harbor View Advisors, LLC obtained 100% interest in Harbor View CFO Services in 2018. For the year ending December 31, 2021, Harbor View Advisors, LLC charged Harbor View CFO Services expenses totaling $53,120 for expense sharing, which is included in Salaries & related costs in the Statement of Operations. Harbor View CFO Services owed Harbor View Advisors, LLC $7,508 for software expenses, as of the year ended December 31, 2021.

The Company pays for certain vehicle expenses on behalf of HVA Holdings which totaled $19,090 and are included in the Other general & administrative line item on the Statement of Operations.

NOTE 5. LEASES

The Company is obligated under a non-cancelable operating lease for its office facility in Ponte Vedra, Florida, expiring April 2022.

Upon the possession of this leased asset, a determination was made to classify it as an operating lease. The lease has a term of 11 years, with no renewable options.

The original amounts of the right of use asset and lease liability were $322,164 and $325,908, respectively. These amounts were calculated using an incremental borrowing rate of 3.1%.

The office lease provides for fixed minimum rent payments, which are recognized on a straight-line basis over the lease term starting on the date possession of the leased property was taken.

NOTE 5. LEASES (Continued)

The Company records a right of use asset equal to the discounted value of the operating lease. This asset is amortized over the same period as the lease liability. Amortization expense related to the right of use asset amounted to $101,580 for the year ended December 31, 2021. The net value of the asset as of December 31, 2021 was $30,480.

As of December 31, 2021, future minimum lease payments for the lease consisted of the following:

2022	$ 32,215
Total minimum payments	32,215
Less: imputed interest	(4,947)
	$ 27,268

A summary of lease terms and discount rates for the operating lease as of December 31, 2021 is as follows:

Weighted average remaining lease term (years)	
Operating leases	.33
Weighted average discount rate	
Operating leases	3.10%

Rent expense for the office facilities amounted to $113,950 for the year ended December 31, 2021.

NOTE 6. PENSION PAYABLE

The Company sponsors a defined benefit cash balance pension plan for eligible employees. The Company's funding policy is to contribute the amount necessary to meet the funding requirements, as defined by the Internal Revenue Code. The plan is funded through contributions to a trust.

NOTE 6. PENSION PAYABLE (Continued)

Obligations and Funded Status:

		2021
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$	646,805
Service cost		307,392
Interest cost		32,340
Benefit obligation at end of year	$	986,537
Change in plan assets:		
Fair value of plan assets at beginning of year	$	364,414
Actual return on plan assets		24,247
Employer contributions		283,136
Benefits paid		-
Fair value of plan assets at end of year		671,797
Funded status at end of the year	$	(314,740)
Amounts recognized in the balance sheets consist of:		
Noncurrent assets	$	-
Current liabilities		(314,740)
Noncurrent liabilities		-
	$	(314,740)

Components of net periodic benefit cost are as follows:

		2021
Net Periodic Benefit Cost:		
Service cost	$	307,392
Interest cost on projected benefit obligations		32,340
Net periodic benefit cost	$	339,732

The components of net periodic benefit cost are included in the line item "Salaries and related costs" in the Statement of Operations. The non-funded status of the plan, $314,740, is included in Pensions payable on the Balance sheet at December 31, 2021, with the Company funding an additional $100,926 for profit sharing, for a total net liability of $408,318.

The projected benefit obligation and the accumulated benefit obligation are in excess of the plans' assets at December 31, 2021. The accumulated benefit obligation at December 31, 2021 was $986,537.

Assumptions:

The following are weighted-average assumptions used to determine benefit obligations at December 31, 2021:

Discount rate (actuarial valuation)	1.85%

The following are weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31, 2021:

Discount rate	1.85%

Plan Assets:

The Company's current investment strategy is to achieve a mix of approximately 90% of investments for long-term growth and 10% for near-term benefit payments with a wide diversification of asset types and fund strategies. The target allocations for plan assets are 35% equity securities and 65% corporate bonds and U.S. Treasury securities. Equity securities primarily include investments in large-cap companies. Domestic equities can be up to 50% of the portfolio and International equities can be up to 20% of the portfolio. Fixed income securities include corporate bonds of companies from diversified industries, mortgage-backed securities, and U.S. Treasuries. Fixed income can range from 50-90% of the total portfolio. Bond durations are short-term, intermediate-term and long-term.

The fair values of the Company's cash balance pension plan assets at December 31, 2021, by asset class are as follows:

Asset Class	*Total*	*Level 1*	*Level 2*	*Level 3*
Equity securities:				
U.S. companies (a)	$ 156,762	$ 156,762	$ -	$ -
International companies (b)	62,292	62,292	-	-
U.S. Treasury bonds	150,521	150,521	-	-
International bonds	9,707	9,707	-	-
Corporate bonds (c)	218,598	218,598	-	-
Mortgage-backed securities	45,765	45,765	-	-
Cash / money market	13,762	13,762	-	-
Commodities	14,390	14,390	-	-
Total	$ 671,797	$ 671,797	$ -	$ -

(a) This class comprises low-cost equity index funds in Large Growth, Large Value and Large Blend.
(b) This class comprises diversified Emerging Markets, Foreign Large Growth and Foreign Large Blend.
(c) This class represents investment grade bonds of US issuers from diverse industries and a small amount of High Yield bonds.

The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges by asset class. The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plans' actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies. The investment policy is periodically reviewed by the Company and a designated third-party fiduciary for investment matters. The policy is established and administered in a manner that is compliant at all times with applicable government regulations.

Valuation:

The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument held by the pension plan:

Fair value is the exchange price that would be received for an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on a measurement date. The fair value hierarchy described below requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

Cash Flows:

The Company expects to contribute $307,392 to its cash balance pension plan in 2022, with the Company funding an additional $100,926 for profit sharing, for a total net liability of $408,318. The company does not expect to pay out benefits in the next 10 years.

NOTE 7. 401K AND PROFIT SHARING

Employees are eligible to participate in a 401(k) profit sharing plan hosted by the Company. Eligibility is based on 3 months of continuous employment with monthly entry. The Company can contribute a discretionary match and has elected to match 100% of deferrals up to 3% of salary and 50% up to the next 2% of salary. The Company's contribution to the retirement and profit sharing plan for the year ended December 31, 2021 was $160,292 of which $70,656 was accrued as of December 31, 2021. This amount is included in the Salaries and related costs line item on the Statement of Operations.

NOTE 8. CARES ACT

As part of the Paycheck Protection Program, during the year ended December 31, 2021, the Company received a loan in the amount of $256,361. Based on achievement of certain criteria outlined in the terms of the loan, the loan was forgiven on January 31, 2022. As these criteria were met as of December 31, 2021, the Company reduced the liability to $0 as of December 31, 2021 and recognized the forgiveness in full in other income on the Statement of Operations, for the year ended December 31, 2021.

The Employee Retention Credit is a payroll tax credit against certain employment taxes equal to 50 percent of the qualified wages and healthcare costs an eligible employer incurs after March 12, 2020 and before September 30, 2021 applicable to payroll costs not covered by PPP. As of December 31, 2021 the Company has an employee retention credit receivable of $73,489, which is included in other receivables. This amount was recognized in full during 2020, as part of other income.

NOTE 9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to, or disclosure in, its financial statements through March 31, 2022, the date the financial statements were issued, which is the date the financial statements were available to issued and determine ere are no subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2021.

SUPPLEMENTARY INFORMATION

Harbor View Advisors, LLC
Computation of Net Capital Per Uniform Net Capital Rule 15c3-1
December 31, 2021

Credits	
Member's equity	$ 1,096,441
Debits	
Accounts receivable from customers	539,387
Prepaid expenses	131,241
Other receivables	73,489
Due from related party	3,025
Right of use asset, net of lease liability	3,212
Total debits	750,354
Net Capital	346,088
Minimum Net Capital Requirement - Greater of $5,000 or 6 2/3% of Aggregate Indebtedness of $478,858	31,924
Excess Net Capital	$ 314,164
Ratio of Aggregate Indebtedness to Net Capital	1.38363
Schedule of Aggregate Indebtedness	
Accounts payable, accrued liabilities, pension payable & contingent liabilities	$ 478,858

There are no material differences that exist between the above computation and the Company's corresponding amended unaudited Form X-17A-5, Part IIA filing.

Harbor View Advisors, LLC

STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2021

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically footnote 74, the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

HARBOR VIEW

March 25, 2022

Assurance Dimensions
2000 Banks Road
Suite 218
Margate, FL 33063

Harbor View Advisors, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) through the most recent fiscal year without exception.

Harbor View Advisors, LLC

I, Carolyn Mathis, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Chief Compliance Officer
CEO

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Harbor View Advisors, LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Harbor View Advisors, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Harbor View Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harbor View Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
March 31, 2022